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                          UNITED STATES              ---------------------------
                SECURITIES AND EXCHANGE COMMISSION   |OMB Number: 3235-0145    |
                     Washington, D.C. 20549          |Expires: August 31, 1999 |
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                          SCHEDULE 13D               ---------------------------

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*

                            GREEN FUSION CORPORATION
________________________________________________________________________________
                                (Name of Issuer)

                    COMMON STOCK, $0.001 PER SHARE PAR VALUE
________________________________________________________________________________
                         (Title of Class of Securities)

                                  39304 B 10 1
                     ______________________________________
                                 (CUSIP Number)

                             HONG KONG BASE LIMITED
                              Unit 26/F, CNT Tower
                          338 Hennessy Road, Hong Kong
                               Attn:  Chun Siu Fun
                         Telephone Number: 852-2572-8288
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                  and  Communications)

                                   MAY 6, 2002
________________________________________________________________________________
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP  No.  39304  B  10  1
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1.     Names  of  Reporting Persons:     HONG KONG BASE LIMITED AND CHUN SIU FUN
       I.R.S. Identification  Nos.  of  above  persons  (entities  only):  N/A

--------------------------------------------------------------------------------

2.     Check  the  Appropriate  Box  if  a  Member of a Group (See Instructions)
(a)     [_]
(b)     [_]

--------------------------------------------------------------------------------

3.     SEC  Use  Only:

--------------------------------------------------------------------------------

4.     Source  of  Funds  (See  Instruction):     OO  (SHARE  EXCHANGE)

--------------------------------------------------------------------------------

5.     Check  if  Disclosure  of Legal Proceedings is Required Pursuant to Items
       2(d)  or  2(e):     [  ]

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6.     Citizenship or Place of Organization: HONG KONG BASE LIMITED: HONG
                                             KONG, SAR, CHINA
                                             CHUN SIU FUN: HONG KONG, SAR, CHINA

--------------------------------------------------------------------------------

Number  of  Shares  Beneficially  by  Owned  by  Each  Reporting  Person  With:

7.     Sole  Voting  Power:          7,634,127  SHARES

8.     Shared  Voting  Power:        NIL  SHARES

9.     Sole  Dispositive  Power:     7,634,127  SHARES

10.     Shared Dispositive  Power:   NIL  SHARES

--------------------------------------------------------------------------------

11.     Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person:
        7,634,127  SHARES

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

--------------------------------------------------------------------------------

13.     Percent  of  Class  Represented  by  Amount  in  Row  (11):   12.2%

--------------------------------------------------------------------------------

14.     Type of Reporting Person (See Instructions):  HONG KONG BASE LIMITED: CO
                                                      CHUN  SIU  FUN:  IN

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CUSIP  No.  39304  B  10  1
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ITEM  1.     SECURITY  AND  ISSUER.

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Shares"), Green Fusion Corporation, a Nevada Corporation (the "Issuer") and is being filed by Hong Kong Base Limited and Chun Siu Fun (the "Reporting Persons"). The Issuer's current principal executive offices are located at #208 - 750 Terminal Avenue, Vancouver, British Columbia, Canada V6A 2M5.

ITEM  2.     IDENTITY  AND  BACKGROUND

(a) Name. The names of the Reporting Persons are Hong Kong Base Limited, a corporation incorporated pursuant to the laws of the Hong Kong ("Hong Kong Base"), and Chun Siu Fun, the controlling shareholder of Hong Kong Base.

(b) Business Address. The business address of the Reporting Persons is Unit C26/F, CNT Tower, 338 Hennessy Road, Wanchai, Hong Kong.

(c)  Occupation  and  Employment.  Chun  Siu  Fun  is  a  businesswoman.

(d) Criminal Proceedings. During the previous five (5) years, neither Reporting Person has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the previous five (5) years, neither Reporting Person has been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Citizenship.  Chun  Siu  Fun  is  a  Hong  Kong  citizen.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Hong Kong Base was issued 5,917,241 shares of the Issuer (the "Acquisition Shares") in exchange for the sale and transfer of 2,860 shares in House of Brussels Holdings Ltd., a British Columbia company ("House of Brussels"), representing a 19.7% interest in House of Brussels, to the Issuer on May 6, 2002 in accordance with an acquisition agreement dated April 2, 2002 (the "Acquisition Agreement"). Pursuant to the terms of the Acquisition Agreement, the Issuer acquired all of the outstanding shares of House of Brussels in consideration for the issuance of an aggregate of 30,000,000 shares of the Issuer's common stock. Upon completion of the acquisition, House of Brussels became a wholly-owned subsidiary of the Issuer. The interest in House of Brussels transferred to the Issuer on closing was acquired by the Reporting Persons using their own funds.

Hong Kong Base was issued 858,443 shares of the Issuer and 858,443 share purchase warrants on May 10, 2002 in consideration of the cancellation of indebtedness owed by House of Brussels. Each share purchase warrant entitles the holder to purchase one additional share of the Issuer's common stock at a price of $0.25 US per share for a period of two years. The indebtedness cancelled represented the Reporting Persons own funds.

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CUSIP  No.  39304  B  10  1
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ITEM  4.     PURPOSE  OF  TRANSACTION

Hong Kong Base was issued 5,917,241 shares of the Issuer (the "Acquisition Shares") in exchange for the sale and transfer of 2,860 shares in House of Brussels Holdings Ltd., a British Columbia company ("House of Brussels"), representing a 19.7% interest in House of Brussels, to the Issuer on May 6, 2002 in accordance with an acquisition agreement dated April 2, 2002 (the "Acquisition Agreement"). Pursuant to the terms of the Acquisition Agreement, the Issuer acquired all of the outstanding shares of House of Brussels in consideration for the issuance of an aggregate of 30,000,000 shares of the Issuer's common stock. Upon completion of the acquisition, House of Brussels became a wholly-owned subsidiary of the Issuer. The purpose of the transaction was for investment purposes.

Hong Kong Base was issued 858,443 shares of the Issuer and 858,443 share purchase warrants on May 10, 2002 in consideration of the cancellation of indebtedness owed by House of Brussels. Each share purchase warrant entitles the holder to purchase one additional share of the Issuer's common stock at a price of $0.25 US per share for a period of two years. The purpose of the transaction was for investment purposes.

The Reporting Person does not have any current plans or proposals which would relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1,940;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

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CUSIP  No.  39304  B  10  1
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(j)  the  acquisition  by  any person of additional securities of the Issuer, or the  disposition  of  securities  of  the  Issuer;

(k)  any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) Aggregate Number and Percentage of Securities. The Reporting Persons are the beneficial owners of 7,634,122 shares of Common Stock of the Issuer registered in the name of Hong Kong Base Limited, representing approximately 12.2% of the Issuer's common stock (based upon 62,635,800 shares of common stock outstanding at May 15, 2002). Beneficial ownership is attributable to each of the Reporting Persons in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and includes 6,775,684 shares registered in the name of Hong Kong Base and 858,443 shares issuable pursuant to share purchase warrants held by Hong Kong Base within 60 days of May 15, 2002.

(b) Power to Vote and Dispose. The Reporting Persons have sole voting and dispositive power over the Shares identified in response to Item 5(a) above.

(c) Transactions Within the Past 60 Days. Except as noted herein, the Reporting Persons have not effected any other transactions in the Issuer's securities, including shares of the Issuer's common stock, within sixty
     (60)  days  preceding  the  date  hereof.

(d)  Certain  Rights  of  Other  Persons.  Not  applicable.

(e)  Date  Ceased  to  be  a  5%  Owner.  Not  applicable.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
RESPECT  TO  SECURITIES  OF  THE  ISSUER.

The Reporting Person does not have any contract, arrangement, understanding or relationship with respect to securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Further, the Reporting Person has not pledged securities of the Issuer nor are the securities of the Issuer held by the Reporting Person subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.

    Exhibit                             Description
    -------    -----------------------------------------------------------------
      1        Share  Purchase  Agreement  dated  effective April 2, 2002 and executed on April 9, 2002 between Green Fusion Corporation and the shareholders of House of Brussels Holdings Ltd.(1)

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Issuer's Form 8-K filed on April 24, 2002

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CUSIP  No.  39304  B  10  1
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

                                   May 16, 2002
                                   _________________________________________
                                   Date

                                   /s/ Chun Siu Fun
                                   _________________________________________
                                   Signature  of  Authorized  Signatory

                                   Chun  Siu  Fun
                                   _________________________________________
                                   Name/Title  of  Authorized  Signatory

                                   HONG  KONG  BASE  LIMITED
                                   _________________________________________
                                   Name  of  Reporting  Person




                                   CHUN  SIU  FUN

                                   /s/ Chun Siu Fun
                                   _________________________________________
                                   Signature  of  Chun  Siu  Fun




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